Michael Garland EXECUTIVE DIRECTOR FOR CORPORATE GOVERNANCE	City of New York Office of the Comptroller John C. Liu ─────────────	Municipal Building One Centre Street, Room 629 New York, N.Y. 10007-2341 Tel: (212) 669-2517 Fax: (212) 669-4072 MGARLAN@COMPTROLLER.NYC.GOV

May 29, 2012

ISS AND GLASS LEWIS RECOMMEND FOR PROXY ACCESS PROPOSAL #9
AT NABORS INDUSTRIES’ JUNE 5th ANNUAL MEETING

Dear Nabors Industries Ltd. Shareowner:

I’m pleased to inform you that leading independent proxy advisors, ISS and Glass Lewis, have recommended that Nabors Industries’ shareowners vote FOR Proxy Access Proposal #9 at the company’s June 5, 2012 annual meeting.  Proposal #9 calls for the adoption of a proxy access bylaw enabling a 3 percent shareowner or group that has continuously owned shares for at least 3 years to include a limited number of director candidates on management’s proxy card.

In recommending FOR Proposal #9 in its May 19 report, ISS concluded, “The proposed eligibility requirements to use proxy access are robust and there are safeguards to ensure that the right of proxy access would not be used to orchestrate a change of control. Moreover, the proposal would enable the board to adopt a process for determining which nominee(s) would appear on the ballot if multiple shareholder-nominated candidates are submitted. Therefore, this non-binding proposal warrants support.”

In recommending FOR Proposal #9 in its May 21 report, Glass Lewis said, “We believe that a 3% threshold for nominating directors is appropriate and that it provides a sufficient safeguard to protect against multiple, nuisance nominations by agenda-driven shareholders.”  “Shareholders could benefit from more responsive board leadership,” added Glass Lewis.

The recommendations follow a May 14 letter from a coalition of public pension funds urging you to vote FOR Proposal #9.  In addition to the New York City Pension Funds as lead sponsors, the coalition includes co-sponsors California State Teachers’ Retirement System, Connecticut Retirement Plans and Trust Funds, Illinois State Board of Investment and State of North Carolina Retirement Systems; and also California Public Employees’ Retirement System and Maryland State Retirement and Pension System, both of whose principles support proxy access.  Collectively, the coalition represents in the aggregate 1.4 percent of outstanding shares.

As detailed in the May 14 letter, we believe proxy access is a corporate governance right that should be in place at all U.S. companies and that the case for proxy access at Nabors is especially compelling.  For additional information, please contact me at 212-669-2517.

Sincerely,

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.